

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-mail
Colin T. Severn
Chief Financial Officer
William Lyon Homes
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660

> **Re: William Lyon Homes, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 11, 2013**
> **File No. 333-187867**

Dear Mr. Severn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the Exchange Notes in reliance on our position in Exxon Capital Holdings, Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the guarantor subsidiaries are 100% owned by William Lyon Homes and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where

you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released.

Prospectus Cover Page

3. Please revise to include the guarantees under the heading "Exchange Offer for" as the guarantees constitute a separate security.

Table of Contents

4. Please remove the sentence in the paragraph below the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Cautionary Statement Concerning Forward-Looking Statements, page 29

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete all references to the safe harbor or state explicitly that the safe harbor protections it provides to not apply to statements made in connection with the offer.

Legal Opinions

6. We note that Exhibit 5.1 expresses no opinion as to the matters listed in clause (iv) of the second full paragraph on page two and is subject to the assumptions in clause (c) of the first full paragraph on page three. We further note that the same limitations and assumptions appear in Exhibits 5.2 and 5.3. These assumptions and limitations do not appear necessary for counsel to render the opinion. Please either remove such assumptions and limitations or advise us as to the purpose of such assumptions or limitations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Michael Treska, Esq. (*via E-mail*)
        Latham & Watkins LLP